TARGET PORTFOLIO TRUST

(The Fund)

PLAN PURSUANT TO RULE 18F-3

The Fund hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act"), setting forth the separate arrangement and expense allocation of each class of shares in the Fund. Any material amendment to this plan with respect to a Fund is subject to prior approval of the Board of Trustees, including a majority of the independent Trustees.

CLASS CHARACTERISTICS

CLASS T SHARES:	Class T shares are not subject to either an initial sales charge or CDSC, not are they subject to any Rule 12b-1 fee.

CLASS R SHARES:

Class R shares are not subject to either an initial sales charge or CDSC, but they are subject to an annual distribution and/or service fee pursuant to Rule 12b-1 under the 1940 Act (Rule 12b-1 fee) not to exceed 0.75 of 1% per annum of the average daily net assets of the class.

INCOME AND EXPENSE ALLOCATIONS

Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class of the Fund will be allocated to each class of the Fund on the basis of the net asset value of that class in relation to the net asset value of the Fund.

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by the Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class of the Fund may be different from that paid by another class of the Fund because of Rule 12b-1 fees and other expenses borne exclusively by that class.

EXCHANGE PRIVILEGE

Holders of Class T and Class R Shares shall have such exchange privileges as set forth in the Fund’s current prospectus. Exchange privileges may vary among classes and among holders of a Class.

GENERAL

A.

Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

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B.

On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The Trustees, including a majority of the independent Directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. Prudential Investments LLC, the Fund's Manager, will be responsible for reporting any potential or existing conflicts to the Trustees.

Dated as of August 8, 2006.

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